EXHIBIT 21
SUBSIDIARIES OF ARCH WESTERN RESOURCES, LLC

The following is a complete list of the direct and indirect subsidiaries of Arch Western Resources, LLC, a Delaware limited liability company:

JURISDICTION OF
	NAME	INCORPORATION/FORMATION

	Arch of Wyoming, LLC	Delaware
	Arch Western Bituminous Group LLC	Delaware
(1)	Arch Western Finance, LLC	Delaware
(2)	Canyon Fuel Company, LLC	Delaware
(3)	Mountain Coal Company, L.L.C.	Delaware
	Thunder Basin Coal Company, L.L.C.	Delaware
(4)	Triton Coal Company, L.L.C.	Delaware

(1)	Owned by Arch of Wyoming, LLC
(2)	Arch Western Bituminous Group LLC owns a 65% membership interest in Canyon Fuel Company, LLC. Arch Coal, Inc. owns the remaining 35% interest.
(3)	Owned by Arch Western Bituminous Group LLC
(4)	Owned by Thunder Basin Coal Company, LLC